Dirty Lettuce

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
OnPoint Checking (22)	1,141.24
OnPoint Checking (23)	242.52
OnPoint Savings (1)	1,096.21
Total Bank Accounts	**$2,479.97**
Total Current Assets	**$2,479.97**
Fixed Assets	
Accumulated Depreciation	-30,554.00
Tools, machinery, and equipment	30,554.00
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$2,479.97**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Gift Cards	5,690.79
Total Other Current Liabilities	**$5,690.79**
Total Current Liabilities	**$5,690.79**
Total Liabilities	**$5,690.79**
Equity	
Retained Earnings	-38,053.82
Net Income	34,843.00
Total Equity	**$ -3,210.82**
TOTAL LIABILITIES AND EQUITY	**$2,479.97**